UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                     BT OFFICE PRODUCTS INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 par value
                         (Title of Class of Securities)


                                   055816-10-2
                                 (CUSIP Number)

                             Frode Jensen, III, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                              695 East Main Street
                             Stamford, CT 06904-6760
                                 (203) 965-8462
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 2, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D



-------------------------------------------------------------------------------
CUSIP NO. 055816 10 2                                        Page 2 of 6 Pages
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
       1.      NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   NV Koninklijke KNP BT ("KNP BT")
-------------------------------------------------------------------------------
       2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                      (b)
-------------------------------------------------------------------------------
       3.      SEC USE ONLY
-------------------------------------------------------------------------------
       4.      SOURCE OF FUNDS*
                   00
-------------------------------------------------------------------------------
       5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
       6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                   The Netherlands
-------------------------------------------------------------------------------
    NUMBER OF SHARES            7.  SOLE VOTING POWER
 BENEFICIALLY OWNED BY                  16,988,400 shares
 EACH REPORTING PERSON
          WITH
                          -----------------------------------------------------
                                8.   SHARED VOTING POWER
                                         6,411,600 shares
                          -----------------------------------------------------
                                9.   SOLE DISPOSITIVE POWER
                                         16,988,400 shares
                          -----------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                         6,411,600 shares
-------------------------------------------------------------------------------
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  KNP BT:  23,400,000 shares
                  KNP BT International B.V. ("International"):  6,411,600 shares
-------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     KNP BT:  70.1%
                     International:  19.2%
-------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON*
                     HC
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 055816 10 2                                        Page 3 of 6 Pages
-------------------------------------------------------------------------------
       1.      NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   KNP BT International B.V. ("International")
-------------------------------------------------------------------------------
       2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                        (b)
-------------------------------------------------------------------------------
       3.      SEC USE ONLY
-------------------------------------------------------------------------------
       4.      SOURCE OF FUNDS*
                   NA
-------------------------------------------------------------------------------
       5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
       6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                   The Netherlands
-------------------------------------------------------------------------------
    NUMBER OF SHARES            7.  SOLE VOTING POWER
 BENEFICIALLY OWNED BY                  None
 EACH REPORTING PERSON
          WITH
                          -----------------------------------------------------
                                8.   SHARED VOTING POWER
                                         6,411,600 shares
                          -----------------------------------------------------
                                9.   SOLE DISPOSITIVE POWER
                                         None
                          -----------------------------------------------------
                               10.   SHARED DISPOSITIVE POWER
                                         6,411,600 shares
-------------------------------------------------------------------------------
      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     International:  6,411,600 shares
                     KNP BT:  23,400,000 shares
-------------------------------------------------------------------------------
      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                    EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     International: 19.2%
                     KNP BT:  70.1%
-------------------------------------------------------------------------------
      14.  TYPE OF REPORTING PERSON*
                     HC
-------------------------------------------------------------------------------

     This  statement,  dated  June 8, 1998  constitutes  Amendment  No. 2 to the
Schedule 13D, dated July 26, 1995, regarding the reporting persons' ownership of common stock, $.01 par value of BT Office Products International, Inc. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule". All capitalized terms used herein and otherwise undefined shall have the meanings ascribed thereto in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but the reporting persons. Its shall refer only to information which has materially changed since the filing of the Schedule.



Item 3. Source and Amount of Funds or Other Consideration

     As described in Item 4 below, KNP BT has entered into the Merger Agreement (as defined herein) with Issuer pursuant to which KNP BT will acquire shares of the Issuer's Common Stock that are publicly traded for a purchase price of $13.75 per share. KNP BT will use internally generated funds to pay for the transaction and expects that no external financing will be required.



Item 4. Purpose of Transactions

     The Issuer has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of June 2, 1998 among the Issuer, KNP BT, International and BT OPI Acquisition Corp., a wholly owned subsidiary of KNP BT (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser will be merged with and into the Issuer, with Issuer as the surviving corporation.



Item 7. Material to Be Filed as Exhibits

     Pursuant to Rule 12b-32(a) of the Exchange Act, the following exhibits are incorporated herein by reference to exhibits to the Issuer's Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission, as described below:

     Exhibit A: Exchange Agreement between NV Koninklijke KNP BT and BT Office Products International, Inc. dated as of June 30, 1995, incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on July 7, 1995.

     Exhibit B: Registration Rights Agreement dated as of June 15, 1995 by and among NV Koninklijke KNP BT, Buhrmann-Tetterode International B.V., and BT Office Products International, Inc., incorporated by reference to Exhibit
     10.2 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on June 22, 1995.

     Exhibit C: Underwriting Agreement, incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 (File No. 33-92124) as filed with the Securities and Exchange Commission on July 7, 1995.

     Exhibit D: Agreement and Plan of Merger, dated as of June 2, 1998, among NV Koninklijke KNP BT, KNP BT International B.V., BT OPI Acquisition Corp. and BT Office Products International, Inc., incorporated by reference to
     Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 8, 1998.

Signature
---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 8, 1998



NV KONINKLIJKE KNP BT



By:  /s/ K. de Kluis                         By:  /s/ F.H.J. Koffrie
   ----------------------------------           -------------------------------
     Name:  K. de Kluis                         Name:  F.H.J. Koffrie
     Title:  Chairman Executive Board           Title:  Member Executive Board



KNP BT INTERNATIONAL B.V.



By:  /s/ K. de Kluis                         By:  /s/ F.H.J. Koffrie
   ----------------------------------           -------------------------------

     Name:  K. de Kluis                         Name:  F.H.J. Koffrie
     Title:  Director                           Title:  Director


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